[Nextel Partners Letterhead]
August 1, 2005

Kathleen Krebs, Esq.
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Nextel Partners Inc. Preliminary Schedule 14A File No. 0-29633; Originally Filed June 23, 2005
Dear Ms. Krebs,
     In connection with the response of Nextel Partners, Inc. (“Nextel Partners”) to the comments of the Staff of the Division of Corporate Finance (“Staff”) which were set forth in your letter dated July 22, 2005 regarding Nextel Partners Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), as requested by the Staff, this letter acknowledges on behalf of Nextel Partners that:
(a)	Nextel Partners is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

(b)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Proxy Statement; and

(c)	Nextel Partners may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Donald J. Manning, Esq.